EFES

File: 082-04144

08000639

January 18, 2008

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş. SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SEC Mail Processing Section
JAN 25 2008
Washington, DC
104

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the sales volume development in the twelve months ended on 31.12.2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 14 2008
THOMSON FINANCIAL

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

FOR GENERAL RELEASE TO THE PUBLIC
January 18th, 2008

ANADOLU EFES HAS ANNOUNCED ITS SALES VOLUME FIGURES FOR THE YEAR ENDED 31.12.2007

STRONG VOLUME GROWTH IN ALL BUSINESS SEGMENTS BEER VOLUMES OVER THE 20 MHL MARK

•Consolidated sales volume (including beer and soft drink volumes) up 11.4% in 2007 over 2006

Consolidated[1] Sales Volume



31,0
34,6
11.4%
mhl
2006
2007
Beer
Soft Drinks

Breakdown of Consolidated[1] Sales Volume



International Beer
38,5%
Turkey Beer
21,9%

•Total beer sales volume at 20.9 million hectoliters ("mhl") in 2007; up 11.1%

• Like for like[2] sales volume growth of 13.1%



Total Beer Sales Volume
11.1%
mhl
18,8
20,9
2006
2007



Breakdown of Total Beer Sales Volume*
Kazakhstan
6,4%
Serbia
2,2%
Moldova
5,7%
Turkey Domestic
33,9%
Export**
2,2%
*On a combined basis
**Export volumes are of Turkey Beer

•Total soft drink sales volume at 480.3 million unit cases ("m u/c"); up 13.3%



Total Soft Drink Sales Volume
13.3%
m u/c
423,9
480,3
2006
2007



Breakdown of Total Soft Drink Sales Volume*
International
20,4%
*On a combined basis

[1] Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.
[2] Excluding the sale volume of Interbrew Efes Brewery in 2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.

TURKEY BEER


Sales Volume
7,1
6.8%
7,6
7.9%
mhl
2006
2007
Domestic
Export

• In 2007 domestic sales volume of our Turkey Beer Operations increased by 7.9% over the previous year and reached 7.1 mhl. Although the Ramadan moved primarily into the third quarter in 2007, which is the peak season for Turkish beer business, volume growth momentum accelerated owing to the increased tourism activity, the dynamic performance of our initiatives towards further development of off-premise outlets, in addition to favorable weather conditions and effective marketing activities in the period and throughout the year in general. The fourth quarter was especially strong with 22.1% year-on-year growth. Strong domestic volume growth resulted in market share appreciation taking our estimated market share to 83% from 82% in 2007.

•In addition to factors listed above, volume growth in the fourth quarter was also positively affected by Government's introduction of tag application for the alcoholic drinks sector in order to prevent contraband products, primarily in wine category. This resulted in a decreased presence of such products in the market, which impacted beer sales positively.

•Export volumes improved on a quarter by quarter basis, the contraction vs. 2006 decreasing throughout 2007, with a growth of 7.0% in the fourth quarter. Including the export volume, the total sales volume of our Turkey Beer Operations in 2007 was 7.6 mhl, indicating a growth of 6.8% over the previous year.

•Although the mainstream segment still accounts for more than 95% of our total sales in Turkey, the new premium additions "Gusta" and "Mariachi" to our product portfolio in 2007, positively contributed to the share of the premium segment in our total sales.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)

• Our international beer operations are conducted by Efes Breweries International N.V.("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70.2% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 5 countries.

•In 2007 EBI's total sales volume increased to 13.3 mhl, by growing 13.8% over 2006. Fourth quarter volume growth at EBI was 13.3% over the fourth quarter of 2006.


Consolidated Sales Volume
13.8%
11,7
13,3
mhl
2006
2007

•To provide a better comparison if the 2006 sales volumes were presented on a like-for-like basis, whereby;

- •the sales volume in the first two months of 2006 of the Krasny Vostok Brewing Group ("KV Group"), which EBI acquired in February 2006 is included and
- •the sales volume of Interbrew Efes Brewery ("Efes Romania"), EBI's 50% operating subsidiary in Romania, in which EBI disposed its shareholding in August 2006, from 2006 results is excluded

EBI's like for like sales volume growth in 2007 was 17.0%.

INTERNATIONAL BEER (CONT'D)


Breakdown of Sales Volume*
Moldova
9,0%
Serbia
3,4%
Kazakhstan
10,1%
Russia
77,5%
*On a combined basis

•Currently EBI is the fourth largest brewer in Russia, which is estimated to be the world's third largest beer market (Canadean). In Russia EBI increased its sales volume by 20.1% and reached 10.4 mhl. Like for like sales volume growth by including the first two month sales volume of the KV Group to 2006 results was 17.1%. The strong market growth in Russia was assisted by the favorable weather conditions and the continuing positive shift towards beer primarily in less saturated regional markets. EBI's fourth quarter volume growth in Russia was 16.2%. EBI's market share in Russia as reported by AC Nielsen was 8.7% as of November 2007 (up from 8.5% in YE2006).

•In Kazakhstan EBI is the second largest brewer. In 2007 EBI increased its sales volume by 45.8% over the previous year and recorded 1.3 mhl sales volume in 2007. The fourth quarter sales volume increase was 56.0% over the comparable period of previous year. EBI's volume growth in both the fourth quarter and full year was ahead of the market growth rate, thereby resulting in a market share appreciation to 25.1% as of November 2007 from 18.7% in 2006YE (AC Nielsen).

•In Moldova EBI currently is the leading brewer with 71.5% market share (MEMRB November 2007), up from 66.1% in YE2006. EBI's beer only volume growth in 2007 was 14.0% over 2006. As announced by EBI on February 21st 2007, EBI sold its soft drink brands "Viva" and "Real" to The Coca-Cola Company, thereby focusing merely on the core beer business. In 2007 total sales volume, including soft drinks in Moldova reached 1.2 mhl and grew by 3.3% in 2007 over 2006.

•Serbia was the only market where EBI's sales volume declined in 2007. EBI realized 0.5 mhl sales volume in 2007 in Serbia, indicating a decline of 5.1% over previous year, which reflects our strategic decision to focus on balanced volume and profitability. EBI is the third largest brewer in the market with a market share of 10.5% (AC Nielsen September 2007).

SOFT-DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)

•Coca-Cola İçecek A.Ş. ("CCI") is the largest bottler and distributor, by volume, of non-alcoholic commercial beverages in Turkey and conducts Coca-Cola bottling operations in Central Asia and the Middle East. Anadolu Efes is the largest shareholder of CCI with 50.3% stake.


Consolidated Sales Volume
m u/c
13.3%
423,9
480,3
2006
2007

•Consolidated soft drink sales volume increased by 13.3% from 423.9 million unit cases in 2006 to 480.3 million unit cases in 2007, whereby the fourth quarter growth was 12.7%.

SOFT-DRINK OPERATIONS (CONT'D)


Turkey Sales Volume
11.2%
m u/c
343,8
2006
2007


International Sales Volume
22.2%
m u/c
80,1
2006
2007

•CCI's sales volume in Turkey reached 382.4 million unit cases in 2007, indicating a growth of 11.2% over the previous year. Starting the year with a low growth rate carbonated soft drink (CSD) category growth picked up in the second quarter, closing the year with a low double digit level in the second half of 2007. Healthy double digit growth rates were achieved in NCB category.

•In the international markets sales volume reached 97.9 million unit cases in 2007 by growing 22.2% over the previous year. Consolidated international growth rate was assisted by the strong volume growth recorded in all markets and in all categories.

ABOUT ANADOLU EFES

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

•The Group currently operates in 12 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 34 million hectoliters, malting capacity of 236,500 tonnes and Coca-Cola bottling capacity of 573 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

END

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr